SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Oasis Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67420T 206

(CUSIP Number)

Nickolas J. Lorentzatos

1001 Fannin Street, Suite 1500, Houston TX 77002

Tel: (281) 404-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67420T 206	13D	Page 2 of 15 Pages

1	Name of Reporting Person OMS Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 22,825,000 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 22,825,000 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,825,000 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.5%**
14	Type of Reporting Person OO (Limited Liability Company)

*

Consists of 22,825,000 common units representing limited partner interests in Oasis Midstream Partners LP. OMS Holdings LLC may also be deemed to be the indirect beneficial owner of a large portion of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through its controlling interest in OMP GP LLC.

**	Based on a total of 33,827,680 common units outstanding as of March 19, 2021.

CUSIP No. 67420T 206	13D	Page 3 of 15 Pages

1	Name of Reporting Person Oasis Petroleum LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 22,825,000 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 22,825,000 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,825,000 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.5%**
14	Type of Reporting Person OO (Limited Liability Company)

*

Consists of 22,825,000 common units representing limited partner interests in Oasis Midstream Partners LP, held of record by OMS Holdings LLC, a wholly owned subsidiary of Oasis Petroleum LLC. Oasis Petroleum LLC may also be deemed to be the indirect beneficial owner of a large portion of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through OMS Holdings LLC’s controlling interest in OMP GP LLC.

**	Based on a total of 33,827,680 common units outstanding as of March 19, 2021.

CUSIP No. 67420T 206	13D	Page 4 of 15 Pages

1	Name of Reporting Person Oasis Petroleum Inc.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 22,825,000 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 22,825,000 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,825,000 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.5%**
14	Type of Reporting Person CO

*

Consists of 22,825,000 common units representing limited partner interests in Oasis Midstream Partners LP, held of record by OMS Holdings LLC, a wholly owned subsidiary of Oasis Petroleum LLC, a wholly owned subsidiary of Oasis Petroleum Inc. Oasis Petroleum Inc. may also be deemed to be the indirect beneficial owner of a large portion of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through OMS Holdings LLC’s controlling interest in OMP GP LLC.

**	Based on a total of 33,827,680 common units outstanding as of March 13, 2021.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on September 25, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on November 19, 2018 (as amended, the “Schedule 13D”), by the reporting persons named in Item 2 below with respect to the common units representing limited partner interests of Oasis Midstream Partners LP, a Delaware limited partnership. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restated the corresponding items in the Original Schedule 13D in their entirety.

This Amendment is being filed on behalf of the Reporting Persons identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except

Item 1.	Security and Issuer

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D relates to the common units representing limited partner interests (the “common units” or the “units”), of Oasis Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

Upon termination of the subordination period as set forth in the Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 25, 2017 (the “Partnership Agreement”), the subordinated units (“subordinated units”) representing limited partner interests in the Issuer held by the Reporting Persons converted into common units on a one-for-one basis.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

(a) This Schedule 13D is being filed jointly by each of the following persons:

(i) OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”);

(ii) Oasis Petroleum LLC, a Delaware limited liability company (“Oasis Petroleum”);

(iii) Oasis Petroleum Inc., a Delaware corporation (“OAS” and together with OMS Holdings and Oasis Petroleum, the “Reporting Persons”);

OAS is a public company and owns 100% of the equity interests of Oasis Petroleum. Oasis Petroleum owns 100% of the equity interests of OMS Holdings. OMS Holdings also owns 100% of the Class A Units of OMP GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), which possesses all of the management rights and approximately 90% of the economic benefits associated with the General Partner. The General Partner owns a non-economic general partner interest and all of the incentive distribution rights (the “incentive distribution rights”) in the Issuer.

OMS Holdings is a limited partner of the Issuer and the record holder of 22,825,000 common units, representing a 67.5% limited partner interest.

(b) The address of the principal office of each of the Reporting Persons is 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

(c) The name, residence or business address and present principal occupation or employment of each director and executive officer of each of the Reporting Persons are listed on Schedule I hereto.

(i) OMS Holdings’ principal business is to hold equity interests in certain subsidiaries that own certain gas gathering, crude oil gathering, produced water gathering, freshwater distribution and crude oil transportation assets as a wholly-owned subsidiary of Oasis Petroleum, to hold common units and subordinated units, and to hold equity interests in the General Partner;

(ii) Oasis Petroleum’s principal business is to engage in certain crude oil and natural gas exploration and production activities as a wholly-owned subsidiary of OAS and to hold equity interests in OMS Holdings;

(iii) OAS’s principal business is crude oil and natural gas exploration and production and to hold equity interests in its subsidiaries, including Oasis Petroleum;

(d) During the last five years, none of the Reporting Persons nor any directors and executive officers of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of OMS Holdings, Oasis Petroleum or OAS has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

In connection with the consummation of the Issuer’s initial public offering (the “Offering”) on September 25, 2017, the Issuer entered into a Contribution Agreement (the “IPO Contribution Agreement”) by and among the Issuer, Oasis Petroleum, OMS Holdings, Oasis Midstream Services LLC, a Delaware limited liability company (“OMS”), the General Partner and OMP Operating LLC, a Delaware limited liability company (“OMP Operating”), whereby, concurrently with the closing of the Offering, OAS caused OMS to contribute to OMP Operating a 100% limited liability company interest in Bighorn DevCo LLC, a Delaware limited liability company, a 10% controlling limited liability company interest in Bobcat DevCo LLC, a Delaware limited liability company (“Bobcat DevCo”), and a 40% controlling limited liability company interest in Beartooth DevCo LLC, a Delaware limited liability company (“Beartooth DevCo”), which collectively own certain midstream infrastructure assets developed by OAS in the Williston Basin of North Dakota and Montana, in exchange for (i) the issuance by the Issuer to OMS Holdings of 5,125,000 common units, 13,750,000 subordinated units, (ii) a distribution of approximately $113.9 million, (iii) the right to receive the Deferred Issuance and Distribution (as defined in the IPO Contribution Agreement) and (iv) the issuance to the General Partner of all of the incentive distribution rights.

On September 25, 2017, certain Covered Persons acquired with personal funds, beneficial ownership of common units through the Issuer’s directed unit program at the initial public offering price of $17.00 per common unit, as noted on Schedule I attached hereto.

On November 7, 2018, OMS Holdings entered into that certain Contribution Agreement (the “2018 Contribution Agreement”), dated as of November 7, 2018, by and among the Issuer, OMS Holdings, OMS, the General Partner, OMP Operating and, for certain limited purposes set forth therein, OAS. Pursuant to the 2018 Contribution Agreement, OAS caused OMS to contribute to OMP Operating, as the Issuer’s designee, (a) an additional 15% limited liability company interest in Bobcat DevCo and (b) an additional 30% limited liability company interest in Beartooth DevCo, in exchange for the distribution to OMS Holdings of consideration equal to $250 million, consisting of (i) 3,950,000 common units and (ii) $171 million in cash (the “Acquisition”). The Acquisition was consummated on November 19, 2018.

On March 19, 2021 (the “Conversion Date”), the subordinated units held by the Reporting Persons converted into common units on a one-for-one basis pursuant to the terms of the Partnership Agreement.

Item 4.	Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Issuer in connection with the Offering and the Acquisition. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) On the Conversion Date, upon satisfaction of certain financial conditions for the conversion of the subordinated units set forth in the Partnership Agreement, all 13,750,000 outstanding subordinated units automatically converted into common units on a one-for-one basis, pursuant to the terms of the Partnership Agreement, for no additional consideration. Upon the conversion of all of the subordinated units into common units, the Subordination Period (as defined Partnership Agreement) automatically terminated.

The Reporting Persons held all 13,750,000 outstanding subordinated units. As a result of the foregoing, on the Conversion Date, all of the 13,750,000 subordinated units held by the Reporting Persons were converted into common units.

The subordinated units owned of record by OMS Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Issuer may grant unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Issuer’s 2017 Long Term Incentive Plan adopted by the General Partner. The General Partner may acquire common units to issue pursuant to the 2017 Long Term Incentive Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by OAS. Some of the executive officers and directors of OAS, Oasis Petroleum and OMS Holdings also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership of the General Partner, OAS has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that as of March 19, 2021 there are a total of 33,827,680 common units of the Issuer.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 22,825,000 common units of the Issuer, which constitutes approximately 67.5% of the outstanding common units of the Issuer. The Reporting Persons have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 22,825,000 common units of the Issuer.

(c) Except as set forth in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer’s common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2021

OASIS PETROLEUM INC.

/s/ Nickolas J. Lorentzatos
Name: Nickolas J. Lorentzatos
Title: Executive Vice President, General Counsel and Corporate Secretary

OASIS PETROLEUM LLC

/s/ Nickolas J. Lorentzatos
Name: Nickolas J. Lorentzatos
Title: Executive Vice President, General Counsel and Corporate Secretary

OMS HOLDINGS LLC

/s/ Nickolas J. Lorentzatos
Name: Nickolas J. Lorentzatos
Title: Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE I

The name and business address of each of the executive officers and directors of OMS Holdings LLC, Oasis Petroleum LLC and Oasis Petroleum Inc. are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, OMS Holdings LLC, Oasis Petroleum LLC or Oasis Petroleum Inc.).

Officers of OMS Holdings LLC

Douglas E. Brooks

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Board Chair and Chief Executive Officer of Oasis Petroleum Inc. and Board Chair of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 0 common units

Taylor L. Reid

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: President and Chief Operating Officer of Oasis Petroleum Inc. and Chief Executive Officer and Director of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 20,000 common units (1)

Michael H. Lou

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Chief Financial Officer and Executive Vice President of Oasis Petroleum Inc. and President and Director of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 25,000 common units (2)

Nickolas J. Lorentzatos

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Executive Vice President, General Counsel and Corporate Secretary of Oasis Petroleum Inc. and Executive Vice President, General Counsel and Corporate Secretary and Director of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 5,900 common units (3)

Richard N. Robuck

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Senior Vice President Finance and Treasurer of Oasis Petroleum Inc. and Senior Vice President and Chief Financial Officer of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 7,500 common units (4)

Officers of Oasis Petroleum LLC

Douglas E. Brooks

(see above)

Taylor L. Reid

(see above)

Michael H. Lou

(see above)

Nickolas J. Lorentzatos

(see above)

Officers of Oasis Petroleum Inc.

Douglas E. Brooks

(see above)

Taylor L. Reid

(see above)

Michael H. Lou

(see above)

Nickolas J. Lorentzatos

(see above)

Directors of Oasis Petroleum Inc.

Douglas E. Brooks

(see above)

Samantha Holroyd

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

John Jacobi

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

N. John Lancaster, Jr.

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Robert McNally

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Cynthia L. Walker

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

(1)	On September 25, 2017, Mr. Reid purchased 20,000 units pursuant to the Issuer’s directed unit program.
(2)	On September 25, 2017, Mr. Lou purchased 25,000 units pursuant to the Issuer’s directed unit program.
(3)	On September 25, 2017, Mr. Lorentzatos purchased 5,900 units pursuant to the Issuer’s directed unit program.
(4)	On September 25, 2017, Mr. Robuck purchased 7,500 units pursuant to the Issuer’s directed unit program.